June 1, 2012	Trading Symbol: TSX – HNC

Hard Creek Nickel Corporation
Amended and Restated March 31, 2012 Financials

As a result of a review by the British Columbia Securities Commission, (the “BCSC”) Hard Creek Nickel Corporation (the “Company”) is issuing the following press release to clarify our disclosure.

The Company today filed on Sedar amended and restated interim financial statements for the three months ending March 31, 2012.

The BCSC has reviewed the Company’s interim financial statements and Management and Discussion Analysis for the three months ended March 31, 2012, which statements were filed on May 11, 2012.

As a result, the Company’s amended and restated financial statements now include a statement of compliance with IAS 34; refer to page 7.

On behalf of the Board of Directors of Hard Creek Nickel Corporation,

"Mark Jarvis"

Mark Jarvis, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.,

1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300
F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com